Evome Medical Technologies Posts Third Quarter 2024 Results, Generates $424,000 in Adjusted EBITDA on
Stable Revenues, Further Reduces Debt

Launches Evome Medical Products Distribution Company, Appoints Bill Garbarini Chief Operating Officer Adding
Plan for a broader portfolio of Life Science Products

Shirley, New York, November 25, 2024 - Evome Medical Technologies Inc. (the "Company") (TSXV: EVMT) today reported financial results for the third quarter ended September 30, 2024. Among other financial highlights, the Company generated $424,000 in positive Adjusted EBITDA1  for the quarter on stable revenue. The Company's financial statements for the three and nine months ended September 30, 2024 and 2023 and related Management's Discussion and Analysis (MD&A) are available under the Company's profile on SEDAR+ (www.sedarplus.com).

The Company provided details of its plan to sell a broader set of Life Science products by hiring Bill Garbarini as Chief Operating Officer (COO) and by launching an Evome branded wholly owned distribution company. Mr. Garbarini, a director of the Company since February 14, 2024, was previously the COO of Conceivable Life Sciences and the Vice President of Business Strategy and New Products of Ferring Pharmaceuticals, working with Mr. Seckler, Wayne Anderson, the former CEO of Ferring USA, and Kenneth Kashkin, MD, the former Chief Medical Officer & SVP Global Clinical R&D of Ferring USA, all current directors of the Company.

Finally, the Company also announced an update to improvements made to the Company's core subsidiary business, Biodex Medical Systems, Inc. ("Biodex").

Financial highlights of Q3 2024 included the following:

  Generated $10.0 million in revenue
    $5.8 million from the core business Biodex
  Generated $3.6 million gross margin
  $2.4 million from the core business Biodex
  $0.2 million or 7% growth over the prior quarter (Q2 2024)
  Generated $424,000 in Adjusted EBITDA in Q3 2024
    $0.7 million from the core business Biodex
  Debt was reduced in Q3 2024 by $1.4 million
    $1.5 million (7%) was from debt related to the Company's credit line. This was offset by an increase of $0.1 million in acquisition debt due to accrued interest.
    Management plans to continue to use cash flow from operations as well as proceeds, if applicable, from the Company's intended sale of DaMar Plastics Manufacturing, Inc. to reduce debt further

Business Stabilization

Prior to Mr. Seckler's tenure as CEO, the Company had accumulated significant acquisition debt and was suffering from flat revenues, mounting losses and dwindling cash.

Since Mr. Seckler joined in June 2023, the Company posted positive Adjusted EBITDA for Q3 and Q4 2023. After a retooling effort in Q1 of 2024, the Company has posted another positive quarter of Adjusted EBITDA for Q3 2024, generating positive Adjusted EBITDA for four of the five quarters Mr. Seckler has led the business.

In addition to restructuring much of its debt, the Company also has reduced total company debt by 24% since June 2023.

Biodex plan for 2025

The Company continues to build its pipeline of additional products and distributors, bolstering the value of Biodex, including:

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1 Non-GAAP financial measure or ratio. See "Non-GAAP Financial Measures".

  Executing a binding exclusive distribution agreement with a JRH Rehabilitation Technology, a Chinese company focused on the Chinese market.
  Identifying several products it plans to brand under the Biodex label ranging from spinal care to connected force plates for physical therapy and is finalizing supply agreements with a plan to launch these products into the Biodex channel in 2025.
  Finalizing production plans for the NASA-developed SpaceTek Knee™ device.
  Finalizing next generation design plans for its best-selling "System 4" isokinetic machine, to be branded as the Biodex "System 5" isokinetic machine.

Launch of Evome Medical Products Distribution Company, Plan to Sell Broader set of Life Science Products, appoints Bill Garbarini Chief Operating Officer

  In November 2024, the Company launched a wholly owned distribution company called Evome Medical Products Company, with a plan to extend its sales and marketing program to include medical therapeutics to complement the current Biodex brands.
  Dr. Kashkin, MD (Chairman), Mr. Seckler (CEO), Mr. Wayne Anderson (Chairman of the Audit Committee) and Mr. Garbarini (COO) worked together at Ferring Pharmaceuticals for 10 years. Mr. Anderson was CEO of Ferring USA and led that company for 15 years. They plan to leverage their combined experience and contacts to evaluate additional products intended to move Evome up the medical industry hierarchy from medical devices to higher margins medical therapeutics.

"One year ago, I took over a business burdened with significant acquisition debt and stagnant sales. Now that we have stabilized the business, I am focused on transforming Evome into a fast growing, higher margin business in the medical industry," said Mike Seckler, CEO. "We now have three areas of focus to increase shareholder value by driving sales, increasing profits and paying off our debt.

"We continue to improve Biodex by increasing products under the brand and expanding distribution internationally while increasing profitability to provide funding for further revenue growth plans. We also are finalizing our plans to launch the SpaceTek Knee™ product and finalizing designs for the next generation best-selling System 4 Isokinetic machine.

"And by adding Bill Garbarini to the executive team, we are able to add a new low-cap ex business unit with an exciting new product initiative with a goal of improving margins and providing a platform for revenue growth."

For more information please contact:

Mike Seckler

Chief Executive Officer

Tel: 1 (800) 760-6826

Email: Info@Salonaglobal.com

Non-GAAP Measures

This press release refers to "Adjusted EBITDA" which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company's presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This non-GAAP financial measure assists the Company's management in comparing its operating performance over time because certain items may obscure underlying business trends and make comparisons of long-term performance difficult, as they are of a nature and/or size that occur with inconsistent frequency or relate to discrete acquisition plans that are fundamentally different from the ongoing operating plans of the Company. The Company's management also believes that presenting this measure allows investors to view the Company's performance using the same measures that the Company uses in evaluating its financial and business performance and trends.

"Adjusted EBITDA" is defined as net loss excluding interest expense, provision for income taxes, depreciation of property and equipment, amortization of right-of-use asset, amortization of intangible asset, foreign exchange (loss) gain, other income, provision for impairment, change in fair value of contingent consideration, transaction costs, gain/loss on sale of business and stock-based compensation.

The following table provides reconciliation between net income (loss) and Adjusted EBITDA:

	For the three months ended September 30, 2024
	Evome	Core Business
Net Loss	$(1,149,322)	$398,200

Amortization of intangible asset	110,164	55,410
Depreciation of property and equipment	231,123	32,648
Depreciation of right-of-use asset	466,543	118,338
Interest expense	498,994	71,691
Transaction costs	202,463	-
Share based compensation	72,381	-
Foreign exchange loss (gain)	7	-
Intangible and right of use asset impairment	30	-
Gain/Loss on sale of business	(8,138)	(148)
Current income tax recovery (expense)	(15)	-

Adjusted EBITDA	$424,230	$676,139

Additional Information

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company, including: its plans for Biodex, including launching new products, the timing of launching new products, entering into one or more supply agreement; the Company's plans for its new distribution company; and management expecting revenue growth to continue. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: increased demand for the Company's products, including at increased prices; the Company expecting the execution of additional distribution agreements; the Company expecting continued improvement with its product mix by increasing its ratio of sales of high-margin products compared to its lower margin contract manufacturing sales; and the Company expecting minimal increase to its operating, direct and variable costs during 2024. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which  the Company is exposed; the failure of third parties to comply with their obligations to  the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.